UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Q&K International Group Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

G7308L100**

(CUSIP Number)

Danai Rojanavanichkul

One Nexus Way

Camana Bay, Grand Cayman KY1-9005

Cayman Islands

Telephone: +66-81-348 3579

With a copy to:

Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton LLP

c/o 37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2521 4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”). CUSIP number 74738J201 applies to the American Depositary Shares (“ADSs”) of the Issuer, each representing 150 Class A Ordinary Shares.

CUSIP No: G7308L100

1.	Names of reporting persons Danai Rojanavanichkul
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Thailand

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,266,351,000[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,266,351,000[1]

11.	Aggregate amount beneficially owned by each reporting person 1,266,351,000[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.9%[2]
14.	Type of reporting person (see instructions) IN

1.

Represents 1,266,351,000 Class A Ordinary Shares directly held by Veneto Holdings Ltd. Veneto Holdings Ltd. is wholly owned by Danai Rojanavanichkul. Beneficial ownership information is presented as of May 25, 2022.

2.

This percentage is calculated using 25,583,350,861 Class A Ordinary Shares as the denominator, which is the total Class A Ordinary Shares outstanding as of May 25, 2022 as derived from the Issuer’s corporate records.

CUSIP No: G7308L100

1.	Names of reporting persons Veneto Holdings Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,266,351,000[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,266,351,000[1]

11.	Aggregate amount beneficially owned by each reporting person 1,266,351,000[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.9%[2]
14.	Type of reporting person (see instructions) CO

1.	Represents 1,266,351,000 Class A Ordinary Shares directly held by Veneto Holdings Ltd.
2.

This percentage is calculated using 25,583,350,861 Class A Ordinary Shares as the denominator, which is the total Class A Ordinary Shares outstanding as of May 25, 2022 as derived from the Issuer’s corporate records.

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”). The principal executive offices of the Issuer are located at Suite 1607, Building A, No.596 Middle Longhua Road, Xuhui District, Shanghai, 200032, People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement on Schedule 13D is filed jointly by the following persons (collectively, the “Reporting Persons”): (i) Danai Rojanavanichkul and (ii) Veneto Holdings Ltd. The name, business address, present principal occupation or employment or principal business and citizenship or place of organization of the director of Veneto Holdings Ltd. are set forth in Schedule A hereto and are incorporated herein by reference. None of the Reporting Persons has any executive officers.

(b) Residence or Business Address:

I:	For Danai Rojanavanichkul:

8/177 The City Rattanathibet-Khaerai, Moo, Rattanathibet RD, Bankgaso, Muengnontabori, Nontaburi 11000, Thailand

II:	For Veneto Holdings Ltd.:

One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands

(c) Veneto Holdings Ltd. is an investment holding company. Danai Rojanavanichkul is the sole shareholder and director of Veneto Holdings Ltd.

(d) Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship or the place of organization:

I.	For Danai Rojanavanichkul: Thailand

II.	For Veneto Holdings Ltd.: Cayman Islands

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Issuer and Veneto Holdings Ltd., a holder of the Issuer’s convertible note dated July 29, 2020 (the “2020 CB”) entered into certain amendments dated May 25, 2022 (the “Amendments”) to the 2020 CB and related transaction documents. Pursuant to the Amendments, the conversion price of the 2020 CB was adjusted to be the price calculated as 75% of the 15-Trading Day average closing price of the Company’s American Depositary Shares (the “ADS”), each representing 150 Class A Ordinary Shares of the Company, as of May 13, 2022 (the “Conversion Price”). Also pursuant to the Amendments, all of the issued and outstanding warrants previously issued to the CB Holders in connection with the 2020 CB are deemed to have expired and the Issuer will have no further obligation to issue additional warrants to Veneto Holdings Ltd. in connection with the 2020 CB.

On May 25, 2022, Veneto Holdings Ltd. converted all of its US$9,202,720 outstanding principal amount of the 2020 CB and all the accrued but unpaid interest as of such date at the Conversion Price, resulting in the issuance to it of 2,191,489,050 Class A Ordinary Shares. On the same day, Veneto Holdings Ltd. transferred 937,103,660 Class A Ordinary Shares to non-US persons in offshore transactions under Regulation S.

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

Although none of the Reporting Persons has any present intention to acquire additional securities of the Issuer, they intend to review their respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), each Reporting Person currently expects that he or she or it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b) The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons.

Reporting Person	Number of Shares Beneficially Owned(1)	Percentage of Securities(2)	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote(1)	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition(1)
Danai Rojanavanichkul	1,266,351,000	4.9%	0	1,266,351,000	0	1,266,351,000
Veneto Holdings Ltd.	1,266,351,000	4.9%	0	1,266,351,000	0	1,266,351,000

(1)

Represents 1,266,351,000 Class A Ordinary Shares directly held by Veneto Holdings Ltd. Veneto Holdings Ltd. is wholly owned by Danai Rojanavanichkul. Beneficial ownership information is presented as of May 25, 2022.

(2)

The percentage is calculated using 25,583,350,861 Class A Ordinary Shares as the denominator, which is the total Class A Ordinary Shares outstanding as of May 25, 2022 as derived from the Issuer’s corporate records.

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) On May 25, 2022, all the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities reported.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Items 1 through 7 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except for standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Title

99.1	Joint Filing Agreement, dated June 6, 2022, among Danai Rojanavanichkul and Veneto Holdings Ltd.

99.2	Amendment No.1 dated May 25, 2022, to the Series 1 Convertible Note Due 2024 Dated July 29, 2020, between the Issuer and Veneto Holdings Ltd.

99.3	Amendment No.1 dated May 25, 2022, to Q&K Warrant to Purchase ADSs Dated July 29, 2020, between the Issuer and Veneto Holdings Ltd.

99.4	Amendment No. 1 dated May 25, 2022, to the convertible notes and warrant purchase agreement dated July 22, 2020, between the Issuer and Veneto Holdings Ltd.

99.5	Conversion Notice dated May 25, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 6, 2022

Danai Rojanavanichkul

By:	/s/ Danai Rojanavanichkul

Veneto Holdings Ltd.

By:	/s/ Danai Rojanavanichkul
Name: Danai Rojanavanichkul
Title: Director

Schedule A

Directors of Certain Reporting Persons

Entity	Director	Business Address	Present Principal Occupation or Employment/ Principal Business	Citizenship/Place of Organization
Veneto Holdings Ltd.	Danai Rojanavanichkul	One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands	Director	Thailand